(212) 318-6054

vadimavdeychik@paulhastings.com

October 21, 2021

Anu Dubey

Ken Ellington

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Oaktree Diversified Income Fund Inc. (the “Fund”)

File Nos. 333-257789 and 811-23715

Dear Ms. Dubey and Mr. Ellington:

This letter responds to your additional comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned with respect to the Fund’s registration statement on Form N-2 (“Registration Statement”).

The Fund’s responses to your comments are reflected below. We have restated your comments for ease of reference. To the extent applicable, changes will be reflected in pre-effective amendment number 1 to the Registration Statement (the “Amendment”), which will be marked to show all changes made since the initial filing of the Registration Statement. Capitalized terms used herein shall have the same meaning provided to them in the Registration Statement, unless otherwise indicated.

1.	Staff Comment: Please confirm whether the Fund will sell credit-default swaps (“CDS”). If so, please add corresponding risk factors, where applicable.

Response: Confirmed. The corresponding risk factors will be included in the Amendment.

2.	Staff Comment: Please consider updating the Derivatives Risk Factor to note the effect that Rule 18f-4 under the Investment Company Act of 1940, may have on the Fund’s use of derivatives.

Response: Comment accepted. The requested change will be made in the Amendment.

3.	Staff Comment: Please add language in the footnote to the Fee Table addressing the applicability of the Early Withdrawal Charge.

Response: Comment accepted. The requested change will be made in the Amendment.

4.	Staff Comment: Please confirm that the Expense Limitation Agreement and the Shareholder Service Fee Limitation Agreement will be filed as exhibits.

Response: Confirmed.

5.	Staff Comment: Please add disclosure addressing the ability to recoup previously waived fees pursuant to each of the Expense Limitation Agreement and Service Fee Limitation Agreement, where appropriate.

Response: Comment accepted. The requested change will be made in the Amendment.

6.	Staff Comment: Please specify the financial intermediaries who have entered into an agreement with the Fund and/or its Distributor to offer shares to self-directed investment brokerage accounts that may or may not charge a transaction fee to its customers.

Response: The Fund respectfully submits that the language in question has been deleted.

7.	Staff Comment: Under the heading, “How EWCs Will Be Calculated,” please consider revising “particular class of Common Shares” to read “Class T Shares.”

Response: Comment accepted. The requested change will be made in the Amendment.

8.	Staff Comment: Under the heading, “Reductions and Waivers of Initial Sales Charges and EWCs,” please expand disclosure in the last sentence of the second paragraph in that section explaining how investors will know whether the Distributor paid or did not pay the amount it normally would have to a broker-dealer.

Response: The Fund respectfully submits that the language in question has been deleted.

9.	Staff Comment: Please confirm that an unqualified legal opinion will be issued.

Response: Confirmed. The opinion will be included as an exhibit to the Amendment.

10.	Staff Comment: Please include ownership of Fund Shares for each portfolio manager of the Fund.

Response: Comment accepted. The requested change will be made in the Amendment.

Accounting Comments

11.	Staff Comment: Please confirm that the “Other Expenses” line item in the Fee Table includes the full .25% for shareholder services and any shareholder service fee waiver is included in the “Less Fee Waiver and/or Expense Reimbursement” line item.

Response: Confirmed.

12.	Staff Comment: To the extent the Fund has confirmed in the affirmative the response to Comment 11 above, please move the shareholder service fee waiver/recoupment language to footnote 8 of the Fee Table.

Response: Comment accepted. The requested change will be made in the Amendment.

13.	Staff Comment: Please include the city and state of the independent auditor.

Response: Comment accepted. The requested change will be made in the Amendment.

14.	Staff Comment: In the Notes to the Financial Statements, please include language addressing the applicability of the Expense Limitation Agreement to Class T Shares, and the existence of the Service Fee Limitation Agreement.

Response: Comment accepted. The requested changes will be made in the Amendment.

15.	Staff Comment: Please review and if appropriate, revise the Expense Example.

Response: Comment accepted. The requested changes will be made in the Amendment.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik

for PAUL HASTINGS LLP

cc:	Michael Spratt

Michael Shaffer